

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Peter D. Fetzer
Partner
Foley & Larder LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, WI 53202

> **Re: American Vanguard Corp.**
> **Definitive Additional Soliciting Materials filed by Cruiser Capital Advisors, LLC, et al.**
> **Filed May 11, 2022**
> **File No. 001-13795**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

An Insular & Long-Tenured Board Has Led To Poor Corporate Governance

1. We note your disclosure that "[t]he Board has only one 'Audit Committee Financial Expert.' " With a view toward future revised disclosure, please tell us which of your nominees would qualify as such an expert. If none of your nominees are such experts but they are all elected while Mr. Erlich is not elected, the board would retain no such experts; thus, revise your disclosure to clarify how the election of your nominees would affect the board. See Item 407(d) of Regulation S-K.

2. Your disclosure that "AVD's Board has a pattern of providing selective and misleading disclosures in its press releases and SEC filings" suggests that the current board and the company have not complied with the company's disclosure obligations. You must avoid

issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions